Presidio Property Trust, Inc.

4995 Murphy Canyon Road, Suite 300

San Diego, California 92123

August 20, 2025

Securities and Exchange Commission

Division of Corporation Finance

Office of Real Estate & Construction

100 F Street N.E.

Washington, D.C. 20549

Re:	Presidio Property Trust, Inc.
Registration Statement on Form S-11
Filed August 14, 2025
File No. 333-289605

Ladies and Gentlemen:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, Presidio Property Trust, Inc. (the “Company”) hereby respectfully requests acceleration of the effectiveness of the above-referenced Registration Statement so that such Registration Statement will become effective as of 5:00 PM Eastern Time, August 22, 2025, or as soon as practicable thereafter.

Very truly yours,

Presidio Property Trust, Inc.

By:	/s/ Jack Heilbron
Jack Heilbron
Chief Executive Officer